

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Mr. David H. Stovall, Jr.
Chief Executive Officer
Stein Mart, Inc.
1200 Riverplace Blvd.
Jacksonville, FL 32207

Re: Stein Mart, Inc.
Form 10-K for the Fiscal Year Ended
January 30, 2010
File No. 000-20052

Dear Mr. Stovall:

We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director